UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 333-38196

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

IMATION RETIREMENT INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMATION CORP.

1 Imation Way

Oakdale, Minnesota 55128-3414

IMATION RETIREMENT INVESTMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Pension and Retirement Committee of Imation Corp.:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Imation Retirement Investment Plan (the Plan) as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 24, 2011

IMATION RETIREMENT INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2010	2009
ASSETS
Investments - at fair value	$175,010,638	$178,797,203
Notes receivables from participants	1,533,728	1,682,791
Receivable for securities sold	567	343,944
Interest receivable	—	95

Total assets	176,544,933	180,824,033

LIABILITIES
Liability for securities purchased	6,306	534,504

Total liabilities	6,306	534,504

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	176,538,627	180,289,529

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(411,802)	590,072

NET ASSETS AVAILABLE FOR BENEFITS	$176,126,825	$180,879,601

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010
Contributions:
Participant	$4,141,281
Employer	1,685,324
Rollover contributions	229,514

6,056,119

Investment income:
Net appreciation in fair value of investments	14,928,635
Dividend income	3,016,437
Interest income	142,119

18,087,191

Deductions:
Benefits paid to participants	(28,706,768)
Administrative expenses	(189,318)

(28,896,086)

Net decrease	(4,752,776)

Net assets available for benefits, beginning of year	180,879,601

Net assets available for benefits, end of year	$176,126,825

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

The following brief description of the Imation Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants and all other users of these financial statements should refer to the Plan document and summary plan description for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

Imation Corp. (Imation, the Company, we, us or our) became an independent, publicly-held company as of July 1, 1996, when 3M Company (formerly known as Minnesota Mining and Manufacturing Company) (3M) spun-off its data storage and imaging systems businesses (the Distribution). In connection with the Distribution, we established the Plan effective July 1, 1996 for the benefit of our employees. Effective July 1, 1996, the account balances of all of our employees who were formerly employed by 3M and the respective plan assets and liabilities attributable to such account balances were transferred from the 3M Voluntary Investment Plan (VIP) and Employee Stock Ownership Plan to the Plan.

Effective January 1, 2004, the Plan was amended and restated as a single profit sharing plan consisting of a profit sharing portion and a stock bonus portion. The stock bonus portion of the Plan constitutes an employee stock ownership plan (an ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (IRC) and is designed to invest primarily in our common stock (the Imation Stock Fund under the Plan). Pre-tax salary deferrals and matching contributions are made to the profit sharing portion of the Plan. Our contributions to the Company Match Account (CMA) and Performance Pays Account (PPA) are initially invested in the Imation Stock Fund (the ESOP in the stock bonus portion of the Plan). Effective January 1, 2010, the Plan was restated in its entirety and continued the basic Plan design features from the 2004 restatement as described in this paragraph.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Our active United States regular salaried and regular non-union hourly employees are immediately eligible to participate in the Plan.

Contributions

Participant Contributions and Rollovers

There are four accounts in the Plan that relate to participant contributions and the related earnings thereon: the Retirement Savings Account (RSA), the Thrift Account, the Individual Retirement Account (IRA) and the Rollover Account. The RSA contains the amounts attributable to participants’ pre-tax contributions made under the provisions of the Plan, along with pre-tax contribution amounts attributed to the participants’ RSA accounts which were transferred from the VIP Plan. The Plan allows participants to contribute from 1% to 60% of their annual compensation to the RSA through 401(k) contributions (sometimes referred to as pre-tax salary deferrals), not to exceed Internal Revenue Service (IRS) limits of $16,500 in 2010. The Plan also allows participants who are age 50 or older to make catch-up contributions to the RSA of $5,500 in 2010. Participants may change the level of their contributions daily. These changes are effective at the beginning of the succeeding payroll period.

The Thrift Account and the IRA accounts represent participant accounts under the VIP that were transferred into the Plan as of July 1, 1996. The Thrift Account contains the amounts attributable to participants’ after-tax contributions made under the provisions of the VIP. The IRA represents the amounts attributable to participants’ deductible employee contributions made under the provisions of the VIP in effect prior to 1987. No additional contributions may be made to the Thrift Account and IRA under the Plan.

The Rollover Account contains the amounts transferred to the Plan from the VIP Rollover Account and any rollover contributions participants have elected to rollover to the Plan from former employers’ qualified plans.

Company Contributions

There are two accounts in the Plan that relate to our contributions and the related earnings thereon: the CMA and the PPA.

We make matching contributions each payroll period to eligible participants’ CMA. Our matching contributions are made based on a formula described in the Plan document and summary plan description and that from January 1, 2010 to December 31, 2010, was: (i) one hundred percent (100%) of a participant’s 401(k) contributions (which may include catch up contributions) for a payroll period that are not more than three percent (3%) of such participant’s eligible earnings for the payroll period, plus (ii) fifty percent (50%) of the amount of a participant’s 401(k) contributions (which may include catch up contributions) made that payroll period that are between three percent (3%) and five percent (5%) of such participant’s eligible earnings for the payroll period. The Plan also included a true-up provision under which a participant’s matching contributions were re-determined on the last day of the Plan year, December 31, 2010, based on the participant’s 2010 401(k) contributions and eligible earnings during the Plan year.

Effective January 1, 2011, the matching contribution formula described in the Plan document and a summary of material modifications distributed to employees is: one hundred percent (100%) of a participant’s 401(k) contributions (which may include catch up contributions) for a payroll period that are not more than five percent (5%) of such participant’s eligible earnings for the payroll period. There was no change to the true-up provision. Our matching contributions are made using Imation treasury stock and are contributed to the ESOP portion of the Plan.

At our discretion, we may make contributions to the PPA if certain financial targets are met, with such contributions based on a percentage of eligible participants’ compensation. If we make contributions to the PPA, these contributions are made using Imation treasury stock and are contributed to the ESOP portion of the Plan. We did not make PPA contributions under the Plan for the year ended December 31, 2010.

Also, the pre-July 1, 1996 Company Contribution Account (CCA) contains assets attributable to contributions received from 3M under the VIP Plan that were transferred into the Plan as of July 1, 1996. We will not make contributions to the CCA.

Vesting

Participants have a fully vested, non-forfeitable interest in all of their accounts under the Plan at all times.

Benefits Paid to Participants

Subject to certain federal tax considerations, participants may withdraw funds from the Thrift Account, IRA or Rollover Account at any time. Participants who are still employed with us or our affiliates may elect to receive withdrawals of contributions made to the RSA if they have experienced certain financial hardships (as defined under the Plan). Participants may withdraw funds from the RSA, CMA, PPA or CCA when they reach age 59-1/2, terminate employment or become disabled (as defined in the Plan); participants’ accounts are paid to their Plan beneficiaries upon death. Participants may elect to receive their benefits in the form of a lump sum payment. Other payment options are available for participants who meet specific conditions. Participants who are disabled may elect to receive distributions in the form of two or more partial payments and participants who terminate employment after reaching age 55 may elect to receive distributions in the form of monthly, quarterly, semi-annual or annual installment payments. Participants may elect to receive cash payments for dividends paid, if any, on our stock held in their ESOP accounts if they do not want to have such dividends reinvested in their ESOP accounts.

Participant Accounts and Balances

Each participant’s account is credited with participant and Company contributions (described above) and with investment earnings. The value of the participant’s account is reduced by investment losses and the amount of Plan administrative expenses allocated to the participant’s account.

Participants may direct the investment of their Plan accounts in a variety of investment funds available under the Plan, including our stock fund (which is invested in Imation common stock), mutual funds, commingled trust funds and cash equivalents. In addition, the Plan maintains a 3M Stock Fund (from historical rollovers), which is invested in 3M common stock. Participants may transfer amounts out of the 3M Stock Fund and into other Plan investments; they may not, however, transfer any amounts into the 3M Stock Fund.

Notes Receivable from Participants

Participants may borrow against their RSA and Rollover Account balances. An individual participant may not have more than two outstanding loans at any time. The maximum amount of a participant’s loans may not exceed the lesser of the following at any time:

•	50% of the combined value of the participant’s balances in the RSA and Rollover Account; and

•	$50,000 reduced by the excess of the participant’s highest outstanding loan balance during the 12-month period ending on the date of the new loan.

The minimum loan amount is $500. Loan terms range from one to 60 months at annual interest rates equal to the prime rate plus 1% on the 15th of the calendar month before the month in which the loan is granted. Principal and interest are repaid through regular payroll deductions. Interest rates on outstanding loans at December 31, 2010 ranged from 4.25% to 10.50%. Loans outstanding at December 31, 2010 mature at various dates through November 2015.

Transfers between Plan Investment Fund Options

Participants are responsible for directing the investment of their Plan Account balances between the Plan’s various investment fund options, provided that insiders who may have access to material non-public information may be constrained from executing trades related to the Imation Stock Fund pursuant to the policy on Trading in Securities of Imation Corp. and by applicable federal and state securities laws.

Administrative Costs

For the year ended December 31, 2010, some Plan administrative costs were paid by us and some were paid by the Plan. We elected to pay all of the internal administrative costs of the Plan. Generally, external Plan administrative costs, including participant communication expenses, trustee fees, legal fees, auditor fees, recordkeeping fees and investment management expenses, are paid by the Plan.

Plan Amendment and Termination

We may amend the Plan at any time. In addition, although we have not expressed any intent to do so, we may discontinue contributions under the Plan and reserve the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Investment Valuation and Investment Income

Investments of the Plan as of December 31, 2010 and 2009 consist primarily of mutual funds, commingled trust funds, Imation common stock and 3M common stock. The investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. The investments in the commingled trust funds are stated at fair value as determined by the quoted market prices of the underlying investments. The fair value of investments includes accrued investment income. See Note 4 for discussion of adjusting fair value of fully benefit-responsive investment contracts to contract value.

Purchases and sales of investments are recorded on a trade date basis. Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) of the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. In accordance with IRS rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.

Contributions

Contributions from participants are recorded in the period we make payroll deductions from Plan participants. The Plan makes matching contributions by allocating shares of Imation common stock to the respective participants’ ESOP accounts based on the timing of the respective participant contributions.

Benefits Paid to Participants

Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment fund options, which invest in combinations of stocks, bonds, mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur. Such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits, and those changes could be unfavorable.

Recently Issued Accounting Standards

In September 2010, the Financial Accounting Standards Board (FASB) issued guidance to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. Previously, participant loans were classified as investments and measured at fair value. In practice, most participant loans, including those held in the Imation Retirement Investment Plan, were carried at their unpaid principal balance plus any accrued but unpaid interest, which was considered a good faith approximation of fair value. The amendments in this revised guidance require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The effective date for this guidance is December 31, 2010 and is required to be applied retrospectively to all prior periods presented in the Plan’s financial statements. This guidance resulted only in disclosure updates and, therefore, did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued guidance to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. For a majority of the updated guidance, the FASB does not intend for the amendments to result in a change in the application of the existing fair value measurement requirements. The effective date for this guidance is January 1, 2012. Plan management does not expect this guidance to have a material impact on the Plan’s financial statements.

Note 3 - Investments

The following table presents the value of investments as of December 31, 2010 and 2009, with those individual investments representing 5% or more of the Plan’s net assets separately identified:

	As of December 31,
	2010		2009
Investments - at fair value:
Money market funds:
Fidelity Institutional Cash Portfolio	$336,461		$345,937
Mutual funds:
Harbor International Fund	21,788,422	*	22,449,971	*
Fidelity Dividend Growth Fund - Class K	16,301,114	*	15,391,951	*
Fidelity Equity Income Fund - Class K	12,689,196	*	12,547,803	*
PIMCO Total Return Fund	12,320,040	*	10,650,769	*
Fidelity Growth Company Fund	9,321,307	*	8,850,801	*
Stephens Growth Fund	5,585,474		—
Wells Fargo Small Company Value Fund	3,314,051		3,185,461
Fidelity Freedom 2020 Fund	2,483,932		571,022
Fidelity Freedom 2025 Fund	2,402,124		123,321
Fidelity Freedom 2015 Fund	1,737,289		642,985
Fidelity Freedom 2010 Fund	1,481,048		7,325
Fidelity Freedom 2030 Fund	1,108,359		116,063
Fidelity Freedom 2035 Fund	899,256		45,017
Fidelity Freedom 2040 Fund	441,785		120,544
Fidelity Freedom 2000 Fund	386,401		63,563
Fidelity Freedom 2005 Fund	240,966		30,784
Fidelity Freedom Income Fund	131,491		64,838
Fidelity Freedom 2045 Fund	119,504		1,094
Fidelity Freedom 2050 Fund	115,676		7,975
Fidelity Puritan Fund	—		9,399,239	*
Undiscovered Managers Behavioral Growth Fund	—		5,403,316
Commingled trust funds:
Fidelity Managed Income Portfolio II	41,704,344	*	46,964,954	*
Fidelity U.S. Equity Index Commingled Pool	19,789,683	*	20,632,134	*
Common stock funds:
Imation Corp.	6,383,550		5,393,259
3M Company	13,929,165	*	15,787,077	*

Total investments	$175,010,638		$178,797,203

*	Represents 5% or more of the Plan’s net assets

The net appreciation in fair value of investments for the year ended December 31, 2010, including investments purchased or sold, as well as those held during the year, was as follows:

Mutual funds	$10,784,484
Commingled trust funds	2,624,564
Common stock funds	1,519,587

$14,928,635

Note 4 - Investment Contracts

The Plan invests in investment contracts through the Fidelity Managed Income Portfolio II Fund (MIP2), one of the commingled trust fund investment options available under the Plan. FASB Staff Position AAG INV-1 and ASC 962-325-20, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (formerly SOP 94-4-1) requires investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the authoritative guidance, the Statements of Net Assets Available for Benefits present the fair value and the adjustment from fair value to contract value for the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Note 5 - Fair Value Measurements

Fair value measurements are categorized into one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets for identical assets); Level 2 (significant observable market inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data).

The following is a description of the valuation methodologies used for assets measured at fair value.

Money market and mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Commingled trust funds: Valued at the quoted market prices of the underlying investments in the trust. Underlying securities for which quotations are readily available are valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded. Underlying securities for which quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, which approximates fair value. Investments in underlying funds are valued at their closing net asset value. Certain commingled trust funds contain guaranteed investment contracts which are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Common stock funds: Valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded.

Certain mutual funds and common collective trust funds are valued using net asset value (NAV) of shares held as of December 31, 2010. The NAV is a quoted transactional price for participants in the fund which do not represent an active market. The NAV is computed by dividing net assets by the total number of shares outstanding. In relation to these investments, there are no unfunded commitments and shares can be redeemed with minimal restrictions and can do so daily. Events that may lead to a restriction to transact with the funds are not considered probable. The December 31, 2009 fair value leveling disclosures were revised to correct the presentation of the investment in the MIP2 commingled trust fund as a Level 2 collective trust rather than as a proportionate interest in the underlying investments of the collective trust, as previously disclosed. The effects of the change in disclosures are not considered material to the financial statements.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement at the reporting date.

The Plan’s assets at fair value as of December 31, 2010 were as follows:

	Total	Level 1	Level 2	Level 3
Money market funds	$336,461	$336,461	$—	$—
Mutual funds
Equity investments large cap	67,529,915	67,529,915	—	—
Equity investments small cap	8,899,525	8,899,525	—	—
Corporate bonds	16,437,995	16,437,995	—	—
Commingled trust funds
Stable value funds	41,704,344	—	41,704,344	—
Total return funds	19,789,683	—	19,789,683	—
Common stocks
U.S. large cap	13,929,165	13,929,165	—	—
U.S. mid cap	6,383,550	6,383,550	—	—

Total	$175,010,638	$113,516,611	$61,494,027	$—

The Plan’s assets at fair value as of December 31, 2009 were as follows:

	Total	Level 1	Level 2	Level 3
Money market funds	$345,937	$345,937	$—	$—
Mutual funds
Equity investments large cap	66,052,658	66,052,658	—	—
Equity investments small cap	8,588,777	8,588,777	—	—
Corporate bonds	15,032,407	15,032,407	—	—
Commingled trust funds
Stable value funds	46,964,954	—	46,964,954	—
Total return funds	20,632,134	—	20,632,134	—
Common stocks
U.S. large cap	15,787,077	15,787,077	—	—
U.S. mid cap	5,393,259	5,393,259	—	—

Total	$178,797,203	$111,200,115	$67,597,088	$—

There were no transfers into or out of Level 1 or Level 2 during the Plan year ended December 31, 2010.

Note 6 - Tax Status

The Plan received a favorable determination letter from the IRS, dated August 27, 2005, stating that the form of the Plan satisfies the qualification requirements under Section 401(a) of the IRC and the Plan’s trust is, therefore, generally exempt from federal income taxes under provisions of Section 501(a). The determination letter also states that in form the Plan satisfies the requirements of IRC Section 4975(e)(7).

Although the Plan has been amended and restated since receiving the determination letter, our Pension and Retirement Committee and the Plan Administrator, believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 7 - Related Party Transactions

The Plan invests in a common stock fund consisting of primarily Imation Corp. common shares. The unit values of the fund are recorded and maintained by the Trustee. The total value of the Plan’s investment in the fund was $6,383,550 and $5,393,259 at December 31, 2010 and 2009, respectively. These transactions, as well as notes receivables from participants, qualify as party-in-interest transactions. In addition, Fidelity Management Trust Company (the Trustee) manages the assets of the Plan and executes transactions therein. The Plan’s trust paid the Trustee fees in the amount of $49,404 for the year ended December 31, 2010. The Trustee is authorized, under contract provisions and by ERISA regulations that provide administrative and statutory exemptions, to invest in funds under its control and in our securities.

For the year ended December 31, 2010, such purchases and sales were as follows:

	Purchases	Sales
Imation Corp. common stock	$6,408,071	$8,034,564
Trustee-controlled funds	38,734,810	52,532,247

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan’s Form 5500:

	As of December 31, 2010	As of December 31, 2009
Net assets available for benefits per the financial statements	$176,126,825	$180,879,601
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	411,802	(590,072)

Net assets available for benefits per Form 5500	$176,538,627	$180,289,529

For the Year Ended December 31, 2010
Decrease in net assets per the financial statements	$(4,752,776)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Beginning of year	(590,072)
End of year	411,802

Net loss and transfer of assets per Form 5500	$(4,931,046)

SUPPLEMENTAL SCHEDULE

IMATION RETIREMENT INVESTMENT PLAN

SCHEDULE H, PART IV LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Money market funds
*	Fidelity Institutional Cash Portfolio	Money market fund		336,461

	Mutual funds
	Harbor International Fund	Mutual fund, 359,842 units		21,788,422
*	Fidelity Dividend Growth Fund - Class K	Mutual fund, 573,579 units		16,301,114
*	Fidelity Equity Income Fund - Class K	Mutual fund, 286,826 units		12,689,196
	PIMCO Total Return Fund	Mutual fund, 1,135,488 units		12,320,040
*	Fidelity Growth Company Fund	Mutual fund, 112,102 units		9,321,307
*	Stephens Growth Fund	Mutual fund, 440,842 units		5,585,474
	Wells Fargo Small Company Value Fund	Mutual fund, 248,616 units		3,314,051
*	Fidelity Freedom 2020 Fund	Mutual fund, 180,126 units		2,483,932
*	Fidelity Freedom 2025 Fund	Mutual fund, 208,518 units		2,402,124
*	Fidelity Freedom 2015 Fund	Mutual fund, 153,200 units		1,737,289
*	Fidelity Freedom 2010 Fund	Mutual fund, 108,981 units		1,481,048
*	Fidelity Freedom 2030 Fund	Mutual fund, 80,491 units		1,108,359
*	Fidelity Freedom 2035 Fund	Mutual fund, 78,401 units		899,256
*	Fidelity Freedom 2040 Fund	Mutual fund, 55,154 units		441,785
*	Fidelity Freedom 2000 Fund	Mutual fund, 32,362 units		386,401
*	Fidelity Freedom 2005 Fund	Mutual fund, 22,291 units		240,966
*	Fidelity Freedom Income Fund	Mutual fund, 11,657 units		131,491
*	Fidelity Freedom 2045 Fund	Mutual fund, 12,593 units		119,504
*	Fidelity Freedom 2050 Fund	Mutual fund, 12,332 units		115,676

	Commingled trust funds
*	Fidelity Managed Income Portfolio II	Common collective trust, 41,292,542 units		41,704,344
*	Fidelity U.S. Equity Index Commingled Pool	Common collective trust, 451,304 units		19,789,683

	Common stock funds
	3M Company	Common stock, 783,303 units		13,929,165
*	Imation Corp.	Common stock, 2,041,227 units		6,383,550

	Notes receivables from participants
*	Notes receivables from participants	Interest rates of 4.25% to 10.25%, maturing at
		various dates through November 2015.		1,533,728

				$176,544,366

*	Denotes party-in-interest
**	The information in column (d) is excluded due to nonapplicability because the investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMATION RETIREMENT INVESTMENT PLAN

Date: June 24, 2011	By:	/s/ Paul R. Zeller
Paul R. Zeller
Senior Vice President and Chief Financial Officer

IMATION RETIREMENT INVESTMENT PLAN

EXHIBIT INDEX

The following document is filed as an exhibit to this Report:

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm